

October 7, 2019

<u>Via Email</u>

JoAnn M. Strasser
Thompson Hine LLP
41 South High Street
Suite 1700
Columbus, OH 43215-6101
JoAnn.Strasser@ThompsonHine.com

      Re: Esoterica Thematic ETF Trust
               Registration Statement on Form N-1A
               File Nos. 333-233633, 811-23473

Dear Ms. Strasser:

On September 5, 2019, Esoterica Thematic ETF Trust (the "Trust"), on behalf of the Esoterica NextG Economy ETF (the "Fund"), filed a registration statement on Form N-1A under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act"). We have reviewed the registration statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

LEGAL COMMENTS

1.   Please revise the registration statement to incorporate the requirements of the recently-adopted final rule regarding exchange-traded funds. *See* Exchange-Traded Funds, Investment Company Act Release No. 33646 (September 25, 2019), available at https://www.sec.gov/rules/final/2019/33-10695.pdf; Exchange-Traded Funds, Investment Company Act Release No. 33140 (June 28, 2018), available at https://www.sec.gov/rules/proposed/2018/33-10515.pdf.

Prospectus

Page 1 – Expense Example

2.   Please delete the 5- and 10-year examples. *See* Form N-1A, Item 3, Instruction 6(b) ("[For New Funds, c]omplete only the 1- and 3-year period portions of the Example and estimate any shareholder account fees collected.").

Page 2 – Principal Investment Strategies

3.   Please provide the staff with a courtesy copy of the "white paper" or similar documentation that describes the detailed index methodology of the Esoterica 5G Data Driven Economy Total Return Index. *See* Securities Act Rule 418(a), 17 CFR 230.418(a) ("The Commission or its staff may, where it is deemed appropriate, request supplemental information concerning the registrant, the registration statement, the distribution of the securities, market activities and underwriters' activities.").

4.   In describing the companies that are eligible for inclusion in the index, you state:

- Group 1: Infrastructure – The company's business activities, products or services are instrumental in the development of 5G communication infrastructure network including core network, transmission, and radio access network, or cloud computing infrastructure.

- Group 2: Edge Device – The company's business activities, products or services are instrumental in the access of 5G networks by end users, including the edge device itself, such as cellular phone, or the key component within the edge device, such as a baseband processor.

- Group 3: Services – The company's business, activities, products, or services are enabled by the proliferation of 5G infrastructure and edge devices, which can be further categorized into enhanced mobile broadband (eMBB), massive machine type communications (mMTC) and ultra-reliable low latency communications (uRLLC).

    a.   Please explain what you mean by "instrumental." Please specify what criteria the adviser uses to make a determination. Is there a threshold level or no threshold, e.g., could the activity, product, or service comprise 5% of a company's business and be considered instrumental?

    b.   Please provide a plain English definition of "edge device."

    c.   Please provide a plain English description of the types of products or services that would be included in Group 3.

5.   You state, "Eligible Index components are common equity securities." Please clarify whether you mean common stocks, other types of equity securities, or something else.

6.   You state that the weighting of each of the three group is based on factors that include, "5G device penetration level." Please revise the phrase to be in plain English.

Page 3 – Principal Investment Strategies

7.   You state that additional information regarding the index is available at www.esotericacap.com. However, the website is not operational. Please confirm that the website will be operational before you offer the Fund to potential investors.

8.   You state that the fund may invest up to 20% of its total assets in securities or other investments not included in the index. Please specify what those investments are, e.g., equity, debt, derivatives, etc.

Page 3 – Principal Investment Risks

9.   If the Fund is advised by or sold through an insured depository institution, state, "An investment in the Fund is not a deposit of the bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency." *See* Form N-1A, Item 4(b)(1)(iii).

10.   Given the market in which the Fund is investing, will the total asset size of the constituent universe present any issues for the Fund if the Fund accumulates significant assets as a percentage of the total investable market? If so, please disclose any risks for investors that relate thereto. Please also explain whether the Fund would take any subsequent actions in order to mitigate those risks.

11.   In "Concentration Risk," please change "is also expected to" to "will."

Page 4 – Principal Investment Risks

12.   In "Foreign Securities Risk," please add risk disclosure that addresses Huawei Technologies Co., Ltd.'s ongoing issues with several countries, including the United States, or explain why such disclosure is not necessary.

Page 5 – Principal Investment Risks

13.   You have included "Derivatives Risk" as a principal risk. If this risk is principal, please add corresponding disclosure to the principal investment strategies section. Otherwise, please delete the risk. Please note that the Division of Investment Management has made a number of observations about derivative-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010, *available at* (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf).

Page 8 – Principal Investment Risks

14.   Please consider adding risks for "New Adviser" and "New Index Provider" or explain why the additions are not necessary.

Page 9 – Purchase and Sale of Fund Shares

15.   Please add disclosure under Item 6(a) and 6(b). *See* Form N-1A, Item 6(c)(ii) ("If the Fund issues shares in creation unites of not less than 25,000 shares each, the Fund may omit the information required by Items 6(a) and 6(b).").

Page 10 – Manager of Managers Structure

16.   You state that the adviser has submitted an exemptive application to operate the Fund as a manager of managers fund. Please let us know the status of your exemptive application.

Page 11 – Principal Investment Strategies

17.   In the paragraph that describes the components of the index, please add disclosure that describes how the components of the index are weighted, e.g., free float-adjusted, capitalization-weighted, price-weighted, equal-weighted, fundamentally-weighted, among others.

Page 17 – Cybersecurity

18.   Please explain why "Cybersecurity" is not a principal risk.

Page 27 – Investments by Investment Companies

19.   You state that the "SEC has granted an exemptive order to the Adviser permitting registered investment companies and unit investment trusts that enter into an agreement with the Trust ("Investing Fund") to invest in series of the Trust beyond the limits set forth in Section 12(d)(1) of the 1940 Act subject to certain terms and conditions." Please provide us with a cite, link, or copy of such order.


Statement of Additional Information


Page 1 – General Description of the Trust

20.   It is not clear whether the Fund's creation units are purchased or redeemed primarily with cash. If they are, please disclose in the prospectus that purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause the Fund to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in-kind. In addition, please disclose that these costs could be imposed on the Fund, and thus decrease the Fund's net asset value, to the extent that the costs are not offset by a transaction fee payable by an authorized participant.


Part C


21.   Please include the index license or sublicense agreement to which the Fund is a party as an exhibit to the registration statement, if applicable, as it is considered an "other material contract" pursuant to Item 28(h) of Form N-1A.

22.   Pursuant to Section 6(a) of the Securities Act, the registration statement must be signed by the issuer, the principal executive officer(s), the principal financial officer, the comptroller or principal accounting officer, and a majority of the trustees or persons performing similar

functions. We do not see signatures for a majority of the trustees or persons performing similar functions. Please address.

ACCOUNTING COMMENTS

23.   The Statement of Additional Information (page 15) states that the Fund may invest in other investment companies. Please confirm if the Fund intends to invest in these types of holdings and if so, please confirm they are being monitored for inclusion in acquired fund fees and expenses.

24.   The Prospectus expense example (page 1) uses the expense ratio of 0.75% for each of the 1, 3, 5 and 10 year periods, despite the fact that the contractual expense limitation is only in effect through its first year of operations. Revise the costs disclosed in the 3, 5 and 10 year periods to reflect an expense ratio of 0.98% being used for years 2-10.

*   *   *   *   *   *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-5166.

Sincerely,
/s/ Lisa N. Larkin
Senior Counsel

cc: Vincent Di Stefano, Branch Chief